Exhibit 99.2
Franklin Savings
Employee Stock Ownership Plan
4750 Ashwood Drive · P.O. Box 415739
Cincinnati, Ohio 45241-5739 · (513) 469-8000 · Fax (513) 469-5360
May 13, 2010
Lenox Wealth Management, Inc.
Attn: Mr. Jason Long
8044 Montgomery Road, Suite 480
Cincinnati, OH 45236
Dear Mr. Long:
I was not expecting you to respond to my May 6th letter given what I told you in that letter. To repeat, First Bankers Trust has been appointed special trustee to handle the $15.00 per share cash offer that Lenox has made to purchase the First Franklin shares owned by the Franklin Savings ESOP so there is no reason to write to me.
However, since you did write to me again, I will take the opportunity to reply and address several erroneous statements that you make in your May 11th letter. First, and most importantly, I have reread my May 6th letter to you at least 10 times (see copy attached), and absolutely nowhere do I find that I refused to accept Lenox’s offer. I did not accept the offer, and I did not reject the offer; I simply told you that First Bankers Trust would make that decision. It is false and misleading for you to claim that my letter was a refusal of your offer.
This brings me to the second point. Unless I am misinterpreting your May 7th letter to First Franklin’s Board, it appears that you have withdrawn your $15 per share offer for the ESOP shares. The reason I say that is the wording of your new proposal in which you say that you wish to acquire “all outstanding FFHS shares” via a merger transaction, and you have no carve out for the ESOP shares. Before you so harshly criticize First Bankers Trust, you ought to clarify to them whether an offer even remains outstanding. It would be an absurd result for First Bankers Trust to engage experts, have the ESOP incur significant fees, and accept the $15.00 per share offer and then have you announce that the offer had been withdrawn.
While there are several other errors in your May 11 letter that I could correct you on, I will mention only one. There is no need to give First Bankers Trust the responsibility for the pass-through voting at the shareholders’ meeting to ensure confidentiality. As you were informed two weeks ago, the voting process is being handled by American Election Services, LLC, and thus, how the ESOP participants direct the vote of their shares will remain confidential.
Notwithstanding the apparent withdrawal of your offer, I have forwarded your letter to First Bankers Trust for their consideration and their possible response to you. I would again encourage you to direct any follow-up communications to Linda Schultz at their office in Quincy, Illinois.

Sincerely yours,
/s/ Thomas H. Siemers
Thomas H. Siemers, Trustee of the
Franklin Savings and Loan Employee Stock Ownership Plan